

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via U.S. Mail
Richard M. Morrell
Chief Executive Officer
Generation Zero Group, Inc.
13663 Providence Road, Suite #253
Weddington, NC 28104

> **Re: Generation Zero Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 333-146405**

Dear Mr. Morrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note you disclose at page 30 that in October 2013, Find.com entered into an agreement with an online advertising partner that specializes in pay-per click arbitrage. We further note that at page 23 of your Form 10-Q for the fiscal quarter ended June 30, 2014 you disclose that Seed Corn is your online marketing partner and accounts for a large share of Find.com's current revenue. Please tell us whether the October 2013 agreement is with Seed Corn and what consideration you have given to filing the agreement under Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director